Proxy Result Information

At the Special Meeting of Shareholders of the Brandywine Funds held September 23, 2013, the following votes were recorded.  The Proposal, which shareholders were asked to vote on, is explained in further detail in the proxy statement dated July 13, 2013.

Proposal 1 – To approve Agreements and Plans of Reorganization, which provides for the acquisition of the assets and assumption of the liabilities of Brandywine Fund in exchange for shares of the New Brandywine Fund.  A vote in favor of each Agreement and Plan of Reorganization will also constitute a vote in favor of the liquidation and dissolution of Brandywine Fund in connection with the reorganization.  The results are as follows:

	No. of Shares	% of Outstanding Shares	% of Shares Voted
Brandywine Fund
Proposal 1
Affirmative	15,139,217	50.262%	93.019%
Against	691,616	2.296%	4.249%
Abstain	444,571	1.476%	2.732%
Totals	16,275,404	54.034%	100.000%

Pursuant to the Securities and Exchange Act of 1940, such total votes on the proposal represented a quorum of the outstanding shares of the Fund.